                                                                    EXHIBIT 12.1



RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in the Thousands)

                                    THREE MONTHS
                                        ENDED
                                      MARCH 31,                          YEARS ENDED DECEMBER 31,
                                    ------------   ---------------------------------------------------------------------
                                        2003          2002            2001            2000          1999          1998
                                    ------------   ---------       ---------       ---------     ---------     ---------
Income(1).......................       $70,022       $220,012       $227,574        $217,539      $ 39,565      $ 59,316

Plus:
Cumulative  effect  of  change  in
accounting principle............         ---            ---              282             ---           ---           ---
Extraordinary Items(2)..........         ---           12,166          1,620             705           ---           ---
Income Taxes....................         ---            ---              ---             ---           ---           ---
Interest Expense................        47,980        185,305        168,963         173,228        90,782        44,697
                                    ------------    ---------      ---------       ---------     ---------     ---------
       Total Earnings...........      $118,002       $417,483       $398,439        $391,472      $130,347      $104,013

Fixed Charges:
       Interest Expense.........        47,980        197,541        171,593         174,446        91,159        44,697
       Preferred Dividends......         9,227         36,908         36,908          36,908        23,843           944
                                    ------------   ----------      ---------       ---------     ---------     ---------
       Total Fixed Charges......       $57,207       $234,449       $208.501        $211,354      $115,002      $ 45,641

----------------------------------
Earnings/Fixed Charges..........         2.1x           1.8x           1.9x            1.9x        1.1x(3)         2.3x

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(1)  Income represents net income plus minority interest, preferred dividends,
     HPU holders' share of undistributed earnings and distributions from operations of joint ventures, less investments in and advances to unconsolidated joint ventures.

(2)  Represents loss on early extinguishment of debt.

(3) Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the external advisor to our Company. Excluding the effect of this non-recurring, non-cash charge our ratio of earning/combined fixed charges and preferred stock dividends for the year ended December 31, 1999 would have been 2.0x.